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Exhibit 23.4

The Board of Directors
Quebecor World Inc.

        We consent to the use of our audit report dated January 24, 2003, on the consolidated balance sheets of Quebecor World Inc. and its subsidiaries as at December 31, 2002 and 2001, and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2002, 2001 and 2000, and our audit report dated January 24, 2003 on the related supplemental note entitled "Significant differences between generally accepted accounting principles in Canada and the United States", which are incorporated by reference in the Prospectus.

(Signed) KPMG LLP

Montréal, Canada
January 28, 2004

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Exhibit 23.4